May 20, 2005

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Midwest Banc Holdings, Inc. Form 10-K filed March 11, 2005 File No. 001-13735

Dear Mr. Cline:

     Reference is made to your letter of April 19, 2005 commenting on the Annual Report on Form 10-K filed by Midwest Banc Holdings, Inc. (“Midwest”). I have set forth below each of your comments followed by Midwest’s response.

Form 10-K for the Year Ended December 31, 2004:

Item 9A. Controls and Procedures – page 55

Comment 1:	We note your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective “except for financial reporting controls established to monitor the measurement of floating rate perpetual preferred equity securities, classified as available-for-sale, for purposes of determining if any such securities are other than temporarily impaired.” Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Mr. Paul Cline
May 20, 2005

Response:	Midwest has revised its Item 9A Evaluation of Disclosure Controls and Procedures to state in clear and unqualified language, the conclusion reached by the chief executive officer and chief financial officer on the effectiveness of our disclosure controls and procedures which are not effective. Please see Exhibit “A” to this letter which shows the relevant portion of the above referenced item.

Financial Statements

Note 3 – Securities – page F-14

Comment 2:	We note that you attribute unrealized losses on securities within the 12 months or more category to obligations of U.S. government agencies and mortgage-backed securities and that they are primarily related to securities issued by FNMA and FHLMC. If you have presented securities issued by a government sponsored entity in the obligations of U.S. government agencies line item, please revise to separately disclose such securities as they are not backed by the U.S. government. Also, revise to specifically identify the nature the obligations of U.S. government agencies with unrealized losses and describe in more detail why the impairments are not other than temporary.

Response:	Midwest has revised “Note 3 – Securities – page F-14” to disclose those securities that are obligations of U.S. government agencies and mortgage-backed-securities. Furthermore, this note has been revised to identify the nature of U.S. government-sponsored entities with unrealized losses and we describe why the impairments are not other than temporary. Please see Exhibit “B” to this letter which shows the relevant portion of the above referenced note.

Please note that Midwest’s investments in securities with unrealized losses for a period of twelve months or more have been temporarily impaired, on a weighted average basis, for 17 months. Such unrealized losses are due to unfavorable movements in interest rates. Midwest has the ability and intent of holding these securities until interest rates improve and these securities recover in fair value. This is demonstrated based on the following:

–	Midwest has adequate cash on hand to finance its operations for the foreseeable future.

–	In particular, our 2005 budgets do not project the sale of securities in the foreseeable future to meet either operating or capital cash requirements.

Mr. Paul Cline
May 20, 2005

Midwest’s impairment analysis also considers the credit risk of each issuer. Some securities are direct obligations of the U.S. government. All other debt and equity securities are investment grade securities rated A or better by Moody’s, S&P and/Fitch. Each issuer is considered strong and their respective abilities to continue as going concerns are solid.

Note 19 – Off-Balance-Sheet Risk and Concentrations of Credit Risk – page F-28

Comment 3:	We note that as of December 31, 2004 you had $146.3 million of commitments to extend credit, $27.4 million of which were fixed rate loan commitments. Supplementally tell us how you considered whether any of these commitments to extend credit were derivative instruments based on the guidance in SFAS 133, as amended by SFAS 149.

Response:	Midwest reviewed SFAS 133, as amended by SFAS 149, and Derivatives Implementation Group Issue C-13, “Scope Exceptions: When a Loan Commitment Is Included in the Scope of Statement 133” to ascertain whether its commitments to extend credit should be accounted for as derivative financial instruments.

Paragraph 7: e: i. of SFAS 149 adds paragraph 10(i) to SFAS 133. Paragraph 10(i) reads, “Issuers of commitments to originate mortgage loans that will be held for investment purposes, as discussed in paragraphs 21 and 25 of Statement 65, are not subject to this Statement. In addition, issuers of loan commitments to originate other types of loans (that is, other than mortgage loans) are not subject to the requirements of this Statement.”

Furthermore, paragraph A33 SFAS 149 states in part: “Paragraph 10(i) of Statement 133 therefore provides a scope exception for holders (the potential borrowers) of all commitments to originate loans, issuers of commitments to originate other than mortgage loans, and issuers of commitments to originate mortgage loans that will be held for investment. However, with respect to issuers of commitments to originate loans that will be held for resale under Statement 65, the Board concluded that those commitments should be accounted for by issuers as derivatives under Statement 133.”

Midwest confirms that none of the $146.3 million in commitments to extend credit relate to mortgage loans that are held for resale, as defined in SFAS 65, paragraphs 21 and 23. Accordingly, all of the Company’s commitments to extend credit are excluded from the scope of SFAS 133 (as amended by SFAS 149) and, hence, are not considered to be derivative financial instruments for accounting purposes.

Mr. Paul Cline
May 20, 2005

Exhibits 31.1 and 31.2

Comment 4:	Please revise both your Certification of Principal Financial Officer and Certification of Principal Executive Officer to amend paragraph 4 as follows: “... and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)....”. Refer to Item 601 of Regulation S-K.

Response:	Midwest has revised Exhibits 31.1 and 31.2 as recommended above. Exhibits “C” and “D” to this letter are the revised Certification of Principal Executive Officer and Principal Financial Officer.

*****

     Please be advised that Midwest understands and agrees that:

•	Midwest is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Midwest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Paul Cline
May 20, 2005

Please contact the undersigned at (708) 450-6759 if you have any comments or questions regarding these matters.

Sincerely,

Daniel R. Kadolph
Senior Vice President and
Chief Financial Officer

Mr. Paul Cline
May 20, 2005

EXHIBIT “A”
ITEM 9A EXCERPT WITH REVISIONS MARKED

     The revised evaluation reads, “As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 240.13a-15(e)). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s current disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Deleted portion: “except for financial reporting controls established to monitor the measurement of floating rate perpetual preferred equity securities, classified as available-for-sale, for purposes of determining if any such securities are other-than-temporarily impaired.”

     Please refer to the following discussion for further details.

Mr. Paul Cline
May 20, 2005

EXHIBIT “B”
NOTE 3 EXCERPT WITH REVISIONS MARKED

(Bold underlined markings are revisions)

     The following is a summary of the fair value of securities with unrealized losses and an aging of those unrealized losses:

	December 31, 2004
	Less Than 12 Months		12 Months or More			Total
					Weighted-
					Average
					Number of
					Months in
					Unrealized
	Fair	Unrealized	Fair	Unrealized	Loss	Fair	Unrealized
	Value	Losses	Value	Losses	Position	Value	Losses
	(In thousands)
Securities available-for-sale:
Obligations of U.S. government-sponsored entities (1)	$29,306	$(528)	$341,528	$(26,148)	16.7	$370,834	$(26,676)
Mortgage-backed securities:
U.S. government agencies (2)	345	(1)	748	(8)	16.7	1,093	(9)

U.S. government-sponsored entities (1)	245	(5)	38,886	(827)	17.0	39,131	(832)

Equity securities (3)	3,975	(6)	7,445	(56)	15.7	11,420	(62)
Corporate and other debt securities	—	—	10,653	(421)	16.2	10,653	(421)

Total available-for-sale	$33,871	$(540)	$399,260	$(27,460)	16.7	$433,131	$(28,000)

Securities held-to-maturity:
Mortgage-backed securities:
U.S. government-sponsored entities (1)	$40,874	$(597)	$—	$—	—	$40,874	$(597)

Total temporarily impaired securities	$74,745	$(1,137)	$399,260	$(27,460)	16.7	$474,005	$(28,597)

(1)	Includes obligations of the Federal Home Loan Corporation (FHLMC) and Federal National Mortgage Association (FNMA).
(2)	Includes obligations of the Government National Mortgage Association.
(3)	Includes issues from government-sponsored entities (FNMA and FHLMC).

     The Company recognized a $10.1 million “other-than-temporary” non-cash impairment charge on its investment in a single Federal National Mortgage Association preferred stock issuance. Although this investment has a variable, tax-advantaged dividend rate that resets every two years at the two-year treasury rate less 16 basis points and carries an investment grade rating, the market value of this investment is impacted by the current and expected level of interest rates. As a result, this investment has reflected varying loss positions since 2003. While the Company expected this investment to recover its original cost as interest rates increase and had both the intent and ability to hold the investment until such recovery occurred, this investment was deemed to be other-than-temporarily impaired given the duration of the unrealized loss position and uncertainty as to the timing of a full recovery. It is the practice of the Company not to retain securities that are classified other-than-temporarily impaired. These securities were liquidated in February 2005 at a $1.3 million gain in excess of the year-end value.

Mr. Paul Cline
May 20, 2005

     Management does not believe any remaining individual unrealized loss as of December 31, 2004 represents other-than-temporary impairment.

•	The unrealized loss for U.S. government-sponsored entities ~~agencies~~ and mortgage-backed securities relate primarily to debt securities issued by FNMA and FHLMC; each security has a stated maturity date. FNMA is rated Aa3, AA- and A+ by Moody’s, S&P and Fitch, respectively. FHLMC is rated Aa3 and AA- by Moody’s and Fitch, respectively. The obligations of U.S. government-sponsored entities are notes with a weighted average maturity of approximately 8 years and a weighted average rate of 4.12%; these notes are all fixed rate obligations. The obligations of the mortgage-backed securities are notes with a weighted average maturity of approximately 28 years and a weighted average rate of 5.50%.

•	The unrealized losses reported for corporate and other debt securities relate to securities which were rated single A minus or ~~more~~ better by a nationally recognized rating agency.

The unrealized losses in the previous table are primarily attributable to changes in interest rates. A de minimis amount of the unrealized losses may be caused by slight diminutions in the creditworthiness of the issuer, particularly related to the Company’s investments in corporate and other debt securities. Nevertheless, the Company has both the intent and ability to hold each of the securities contained in the previous table for a time necessary to recover its amortized cost. The above temporary loss is reflected net of tax in other comprehensive loss, which does not impact regulatory capital.

Mr. Paul Cline
May 20, 2005

EXHIBITS “C”
EXHIBIT 31.1 REVISED CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

(Bold underlined markings are revisions)

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, James J. Giancola, President and Chief Executive Officer, certify that:

1)	I have reviewed this annual report on Form 10-K of Midwest Banc Holdings, Inc.;

2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

Mr. Paul Cline
May 20, 2005

5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 20, 2005

/s/ James J. Giancola
James J. Giancola
President and Chief Executive Officer

Mr. Paul Cline
May 20, 2005

EXHIBIT “D”
EXHIBIT 31.2 REVISED CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

(Bold underlined markings are revisions)

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Daniel R. Kadolph, Senior Vice President and Chief Financial Officer, certify that:

1)	I have reviewed this annual report on Form 10-K of Midwest Banc Holdings, Inc.;

2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

Mr. Paul Cline
May 20, 2005

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 20, 2005

/s/ Daniel R. Kadolph
Daniel R. Kadolph
Senior Vice President and Chief Financial Officer